UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Realm Therapeutics plc
(Name of Issuer)

Ordinary Shares, nominal value £0.10 per share

(Title of Class of Securities)

75606L103
(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP VI LLC

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 3, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75606L103
1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,751,953(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,751,953(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,751,953(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%(2)
14		TYPE OF REPORTING PERSON (See Instructions) IA

(1)          Includes (i) 25,537,109 ordinary shares, nominal value £.10 per share (the “Shares”) of Realm Therapeutics plc (the “Issuer”), a public limited liability company organized under the laws of England and Wales and (ii) 10,214,844 Shares issuable upon the exercise of warrants to purchase Shares (the “Warrants”) that are beneficially owned through American Depository Shares (“ADSs”).  Each ADS represents 25 Shares.

(2)          This percentage is calculated based upon 116,561,917 Shares outstanding, as set forth in the Issuer’s Form 424B4 Prospectus filed with the Securities and Exchange Commission on July 3, 2018 and giving effect to an additional 10,214,844 Shares issuable upon the exercise of the Warrants.

SCHEDULE 13D

CUSIP No. 75606L103
1		NAME OF REPORTING PERSONS OrbiMed Capital GP VI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,751,953(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,751,953(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,751,953(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%(2)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)          Includes (i) 25,537,109 ordinary shares, nominal value £.10 per share (the “Shares”) of Realm Therapeutics plc (the “Issuer”), a public limited liability company organized under the laws of England and Wales and (ii) 10,214,844 Shares issuable upon the exercise of warrants to purchase Shares (the “Warrants”) that are beneficially owned through American Depository Shares (“ADSs”).  Each ADS represents 25 Shares.

(2)          This percentage is calculated based upon 116,561,917 Shares outstanding, as set forth in the Issuer’s Form 424B4 Prospectus filed with the Securities and Exchange Commission on July 3, 2018 and giving effect to an additional 10,214,844 Shares issuable upon the exercise of the Warrants.

Item 1.	Security and Issuer

This Schedule 13D (this “Statement”) relates to the ordinary shares, nominal value £0.10 per share (the “Shares”), of Realm Therapeutics plc (the “Issuer”), a public limited liability company organized under the laws of England and Wales, with its principal offices located at 5267 Great Valley Parkway, Malvern, PA 19355.  Certain Shares are represented by American Depository Shares (“ADSs”), with each ADS representing 25 Shares.  The ADSs are listed on the NASDAQ Global Market under the ticker symbol “RLM”.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)        This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, and OrbiMed Capital GP VI LLC (“GP VI”), a limited liability company organized under the laws of Delaware (collectively, the “Reporting Persons”).

(b) – (c), (f)  Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP VI, which is the sole general partner of OrbiMed Private Investments VI, LP (“OPI VI”), which holds Shares, as described herein.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP VI has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of Advisors and GP VI are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.

(d) – (e)          During the last five years, neither the Reporting Persons nor any person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On July 3, 2018, the Registration Statement on Form F-1/A (the “Registration Statement”) filed with the Securities and Exchange Commission by the Issuer in part pursuant to its obligations under a Registration Rights Agreement, dated September 21, 2017 (the “Registration Rights Agreement”), pertaining to (i) 100,299,301 Shares and (ii) 26,558,600 Shares issuable upon the exercise of warrants, was declared effective (the “Registration”).  Also on July 3, 2018, American Depository Shares (“ADSs”) of the Issuer, each representing 25 Shares, were approved for listing on on the Nasdaq Global Market (“NASDAQ”).

Prior to the Registration, on October 12, 2017, Advisors and GP VI, pursuant to their authority under the limited partnership agreement of OPI VI, caused OPI VI to purchase 25,537,109 Shares and warrants to purchase up to 10,214,844 Shares (the “Share Purchase”) at an exercise price of £0.58 per share.  Upon the effectiveness of the Registration Statement, the Reporting Persons exchanged its Shares for ADSs at a ratio of one ADS per 25 shares.

The source of funds purchases of the Shares was the working capital of OPI VI and capital contributions made to OPI VI.

As a result of the transactions described in this Item 3, the Reporting Persons may be deemed to be the beneficial owners of approximately 28.2% of the outstanding Shares.  GP VI, as the general partner of OPI VI, may be deemed to be the beneficial owner of approximately 28.2% of the outstanding Shares.  Advisors, as the managing member of GP VI, may be deemed to be the beneficial owner of approximately 28.2% of the outstanding Shares.  None of the Reporting Persons have acquired or disposed of any additional Shares since July 3, 2018.

Item 4.	Purpose of Transaction

The Shares initially have been acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI VI.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)        As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Exchange Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares described in Item 6 below.  Based upon information contained in the Issuer’s Form 424B4 Prospectus, filed with the Securities and Exchange Commission on July 3, 2018, such Shares deemed to be indirectly beneficially owned by the Reporting Persons constitutes approximately 28.2% of the issued and outstanding Shares. Advisors, pursuant to its authority as the sole managing member of GP VI, the sole general partner of OPI VI, may be deemed to indirectly beneficially own the Shares held by OPI VI.  GP VI, pursuant to its authority as the general partner of OPI VI, may be deemed to indirectly beneficially own the Shares held by OPI VI.  As a result, Advisors and GP VI share the power to direct the vote and to direct the disposition of the Shares held by OPI VI.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by OPI VI.

In addition, Advisors and GP VI, pursuant to their authority under the limited partnership agreement of OPI VI, prior to the date of this filing, caused OPI VI to enter into the agreement referred to in Item 6 below.

(c)  Except as disclosed in Item 3, none of the Reporting Persons has effected any transaction during the past sixty (60) days in any Shares.

(d)    Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 of this Statement, GP VI is the sole general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI.  Advisors is the sole managing member of GP VI, pursuant to the terms of the limited liability company agreement of GP VI.  Pursuant to these agreements and relationships, Advisors and GP VI have discretionary investment management authority with respect to the assets of OPI VI.  Such authority includes the power of GP VI to vote and otherwise dispose of securities purchased by OPI VI.  The number of Shares (inclusive of the Warrants) attributable to OPI VI is 35,751,953.  Advisors and GP VI may each be considered to hold indirectly 35,751,953 Shares (inclusive of the Warrants).

Registration Rights Agreement

In connection with the Share Purchase, the Issuer entered into the Registration Rights Agreement with OPI VI.  The Registration Rights Agreement requires the Issuer keep the Registration Statement continuously effective under the Securities Act of 1933, as amended, until the earliest of (i) such time as all of the Shares subject to the Registration Statement have been sold by the holders of such Shares, (ii) the date that all Shares covered by the Registration Statement may be sold by affiliates without volume or manner-of-sale restrictions pursuant to Rule 144 and (iii) the third anniversary of the effectiveness of the Registration Statement.

The Registration Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to it, and the holders of registrable securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP VI LLC.
2.
Registration Rights Agreement by and among the Issuer and each of the Signatories thereto, dated as of September 21, 2017 (incorporated by reference to Exhibit 10.7 to the Issuer’s Registration Statement on Form F-1 (SEC 333-225121), filed with the SEC on May 23, 2018).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2018

OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital GP VI LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP VI LLC.
2.
Registration Rights Agreement by and among the Issuer and each of the Signatories thereto, dated as of September 21, 2017 (incorporated by reference to Exhibit 10.7 to the Issuer’s Registration Statement on Form F-1 (SEC 333-225121), filed with the SEC on May 23, 2018).